Sustainable Filmmaking

Mid-Atlantic Studios



The PROBLEM

There are no real (paying) film opportunities here which in turn offers no sustainability

Studio films that use our region, bring all of the principle jobs and roles already filled

We continue to rely on others to solve the problem, and so we wait

We have 4 of the richest counties in the US, but they do not see film as a viable investment

The regional state incentives are very low

The GOAL

- To offer Mid-Atlantic Region the opportunity to invest in each other; company to company as well

- To stop looking for others to create opportunities for us, including government

- To identify high capacity filmmakers to create the opportunities

- To be represented region wide (gender, race, etc.)

- To pay fair & equitable rates

- To be first to market with a region specific opportunity

- To create sustainable filmmaking for the Mid-Atlantic region





The Solution: Equity CROWDFUNDING

It will take a crowd to pull this off

The crowd must be empowered to own and be brought on for the ride

This eliminates the need for that 1 big investor

PARAMETERS

To be a 100% (so much as we can; ie. Distribution may be an exclusion) for Mid-Atlantic Region opportunities

Defining a Mid-Atlantic Region as someone who simply has a residence in (MD, DC, VA, WV, NC, SC)

An idea needs to be unique enough that it's prolific

Every effort will be made to use Mid-Atlantic Region companies as well

Our Projects

1 Any member may submit a logline and 1-sheet to be considered

2 Members will vote, elevating the ideas to the top 3-5 to be presented to the advisory board

3 The CEO chooses which ones will be greenlit

4 Projects will be 100% owned by Mid-Atlantic Studios

5 Genres that traditionally do not need a named talent will be given strong considerations



The Team

- CEO
- Ron Newcomb
  - 20 years as an Award Winning Indie Filmmaker
  - Has done both narrative and documentary
  - Obtained distribution deals both domestic & foreign sales
  - Has completed several Crowdfunding Campaigns
  - Has developer a strong Rolodex
  - Veteran
  - Master Degree

- MENTORS
  - Gil Adler
  - Mark Ordesky
  - Strong Roladex

ADVISORY BOARD

An Advisory Board will advise the CEO

They will serve for 1 year

They will assist in choosing the slate of films

Possible Board of Advisors (12)

- Jamie Hogan; (MD) Studio Unknown
- Paula Wood; (MD) Producer
- Anthony Green; (DC) Producer
- Josh Miller; (WV) Made in the USA Documentary; Ravenswood Major
- Cheri Bennett; (VA) SEC Attorney
- Kirk Schroeder; (VA) Entertainment Attorney; http://schroderbrooks.com/
- Erica Arvold; (VA) Casting Agency
- Katherine Craddock; (VA) Award Winning Screenwriter
- Jim Klock; (VA) Actor
- Ethan J. Groves ; (NC) Filmmaker
- Zan Campbell; (SC) Fell and Fair

READY TO BACK

- I have spoken with:
    - VA Film Office
    - Thundershot Studio
    - Blind Tiger Studios
    - JMU – Prof. Wolf J. Sherrill
    - Sylvia Hutchinson
    - Heather Waters (Richmond International Film Festival)
    - Erica Arvold (Arvold Casting)
    - Kirk Schroder

- Reaching out:
    - Sheila Johnson (BET, Middleburg Film Festival)
    - VPA – Virginia Production Alliance
    - WIFV
    - TIVA
    - MD Film Office

- Scheduled Meetings:
    - Regent Pending
    - GMU; spoken with - Pending
    - Liberty Pending



Companies

- Bling Tiger Studios
- Thundershot Studios
- Studio Unknown
- Fell and Fair
- One-Eyed Horse Productions

DISTRIBUTION

- Sales Agents

- Distribber

- Tugg

- The crowd helps in ensuring fan engagement throughout and monetization when ready – think a TransMedia approach

EXAMPLES

- There are others doing this, but it is relatively knew since the Jobs Act – May 2016

- LEGION M (Since May)
RAISED $3,689,267 FROM 7157+ INVESTORS

What kind of ROI?

- We are looking to be become THE major studio for our region. Like those on the west coast, we do not see films as the only play. There is episodic content, games, VR/AR, and much more. We will look to leverage our developed IP's into maximizing the return.

- Success cannot be guaranteed, but effort can!

- We are offering Financial & Opportunity ROI

TIMELINE

- LLC Created August 2018
- Launch Fall 2018
- Film #1 Spring/Summer 2019
    - 2 month prep
    - 30 day shoot
    - 9 months post
- Film #2 Fall 2019
    - 2 month prep
    - 30 day shoot
    - 9 months post



CONSIDERATIONS

- Engaging Unions
- Speaking with traditional distributors early
- Will continue conversations with many Universities



Outlawed Faith (Film #1) Synopsis:
(Steampunk/Western/Sci-Fi)

- In a dystopian universe, on a dead-end, backwater world, an orphaned boy and his sister, a mystic Seer, try to escape from the sway of their megalomaniac uncle by seeking out the help of a reformed gunslinger.

- Outlawed Faith is an action adventure science fiction which brings forward an unlikely and reluctant hero to save these. Bringing together a mashup of genres (Steampunk/ Western/Sci-fi) creates the perfect blend of genres to create the largest audience appeal.

- Steampunk is an explosive genre still open to full exploration in novels and films.

- The story takes a nod at the ever-loved Firefly franchise and serves those whom still crave more of that saga.

- Young Jonah's faith carries him and his young sister, Celine, to the last borderland town, Harpdale, in order to escape captivity. They seek out his mother's old friend, the famous reformed gunslinger Kulta; but what they find is more than what anyone bargains for.



OCCUPIED AMERICA (Film #2)
Synopsis: (Sci-Fi)

- A Marine volunteers to go into cryo-genic only to be awoken 33 years too late, by a passively bred youth after a civil war and now occupation, where he must teach the youth America, is worth fighting for.

- A Marine, GySgt. James Dunkin, is put into cryostasis in the year 2020, and what was supposed to be a 6 month experience last a bit longer. 33 years go by and we come across young Wayne Rolan, an underground believer, where churches (in fact all faiths) must meet in secret. A future where violence is bread out of the young and society is monitored by the UC (United Confederation of Countries). Drones monitor all, including in their homes. Embedded chips keep the whereabouts. Drugs keep the population docile.

- When the UC raids an illegal gathering and arrests many of Wayne's friend, including his fiancé, Wayne knows he must do something. He does not know how to fight, but a friend of his tells him of how his uncle who works in the basement of an old government building speaks of a forgotten "warrior" on ice there.

- They decide to break him out to see if he can help. Of course, James (the Marine) wants to know what happened. Well shortly after he went under a civil war happened where both sides destroyed each other to the point of a stalemate and it was not until a formation of other countries came in to help "run" America for their own good. All violence is to be eradicated.

- James decides to help them and finds there's an entire group of young people just needing a leader. What's starts out as just wanting to help his friends, Wayne finds himself at the start of a revolution



Budget for 1st Film

Film #3, Mid-Atlantic Studios will be allowing members to submit scripts for our possible 3rd choice.